Exhibit 99.5
OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2022 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission or SEC, on March 28, 2023, or the Annual Report, and the related notes and the other financial information included elsewhere in this Form 6-K. Unless the context requires otherwise, references in this Report on Form 6-K to the “Company”, “REE,” “we,” “us,” and “our” refer to REE Automotive Ltd. and its subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K, or this Report, contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this Report may include, among other things, statements about REE’s strategic and business plans, including its ability to meet certification requirements, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business or product, intellectual property, REE’s expectation for growth, and its future results, operations, and financial performance and condition.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this Report speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Report may not occur.

You should not place undue reliance on these forward looking statements. Some factors that could cause actual results to differ include:

•REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup;

•REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners;

•development of REE’s advanced prototypes into marketable products;

•REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers;

•REE’s estimates of unit sales, expenses and profitability and underlying assumptions;

•REE’s reliance on its UK Engineering Center of Excellence, or the UK Engineering Center, for the design, validation, verification, testing and homologation of its products;

•REE’s limited operating history;

•risks associated with building out of REE’s supply chain;

•risks associated with plans for REE’s initial commercial production;

•REE’s dependence on suppliers, some of which are or will be single or limited source;

•development of the market for commercial EVs;

•risks associated with data security breach, failure of information security systems and privacy concerns;

•risks related to lack of compliance with Nasdaq’s minimum bid price requirement;

•future sales of our securities by existing material shareholders or by us could cause the market price for Class A Ordinary Shares, without par value, or the Class A Ordinary Shares, to decline;

•potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists;

•intense competition in the e-mobility space, including with competitors who have significantly more resources;

•risks related to the fact that REE is incorporated in Israel and governed by Israeli law;

•REE’s ability to make continued investments in its platform;

•the impact of any resurgence of the COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty;

•the global economic environment;

•general market, political and economic conditions in the countries in which we operate;

•fluctuations in interest rates and foreign exchange rates;

•the need to attract, train and retain highly-skilled technical workforce;

•changes in laws and regulations that impact REE;

•REE’s ability to enforce, protect and maintain intellectual property rights and to defend itself from claims that it infringed on third party intellectual property rights;

•REE’s ability to retain engineers and other highly qualified employees to further its goals; and

•other risks and uncertainties set forth in the section “Risk Factors” in our Annual Report.

Overview

REE is an automotive technology company whose mission is to be the cornerstone for zero-emission electric and autonomous vehicles. We aim to empower global companies, such as original equipment manufacturers, or OEMs, delivery and logistics fleets, dealers, e-commerce retailers, new mobility players, Mobility-as-a-Service, or MaaS, providers and autonomous drive companies, in the build-out of any size or shape of electric or autonomous vehicle – from Class 1 through Class 6, focusing primarily on Class 3 through 5 platform models on the P7 EV platform. We envision a future where electric vehicles, or EV, and autonomous vehicles, or AV, will be “Powered by REE™”.

We are in the early stages of commercialization and are actively executing our business plan and establishing strategic collaborations with industry leaders to expand our industry footprint across segments. We are currently developing our core REEcornerTM technology and EV platforms, as well as full vehicles leveraging REEcornerTM technology.

We are targeting OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies. Our proposed offering is geared to allow these companies to build entire fleets tailored to their exact needs based on REEcornerTM technology and Powered by REE platforms without the need to be constrained to traditional off-the-shelf EV offerings. We offer many customer benefits including vehicle design freedom based on exact business requirements, enabling reductions in time-to-market, more space and volume on a given footprint, potentially lowering total cost of ownership, faster development times, advanced driver-assistance systems, or ADAS, compatibility, and reduced maintenance costs and times and compliance with global safety standards.

Recently, we started establishing a dealership network across North America. We have entered into agreements with twelve authorized dealers. Each of these dealers has placed initial orders, which are included in our current order book. These dealers also facilitate relationships and adoption by fleets, which we believe could purchase hundreds or thousands of vehicles per year. We plan to offer training to authorized dealers to certify technicians to provide service on REE vehicles, facilitating adoption by each dealer’s fleet. As we seek to further expand our dealer network in the United States, we offer financing solutions for our dealers through an agreement with Mitsubishi HC Capital America to provide financing solutions to dealers in the REE network. This agreement is designed to streamline the process of obtaining the financing required for the purchase of our vehicles.

In addition to our dealer network, we are working with our three fleet customers, which we believe over time have the potential to translate to orders in the thousands. Additionally, we are pursuing multiple go-to-market paths to significantly accelerate the adoption of EVs by commercial fleet owners and operators. This includes collaborations with partners not only to develop full vehicle offerings, but also to provide a comprehensive ecosystem of enabling capabilities and services, such as vehicle financing, batteries, charging infrastructure, after-sales service and Data-as-a-Service, or DaaS, for a full turn-key solution that is intended to enable and expedite a smooth transition for our potential customers from internal combustion engine, or ICE, vehicles to EV fleets.

We are working closely with those customers who require a testing phase in order to optimize this important process and advance to firm fleet orders. Existing orders include both the Class 3-4 P7-B and Class 5 Proxima Powered by REE. Orders for the P7-B are for cab chassis configurations, while orders for Proxima Powered by REETM are for stripped chassis and a full vehicle via partnerships with body upfitters. As part of our philosophy of “complete not compete”, we continue to partner with the best upfitters in the industry, such as Knapheide and Morgan Truck Body, to expand our P7 offering and provide a complete vehicle to our customers.

Our full by-wire vehicle control system, x-by-wire, is intended to give electric vehicle operators the ability to steer and break Powered by REE vehicles fully by-wire, without any mechanical connection. We have contracted HORIBA MIRA, a world-leader in testing, to perform internal tests, modeling certain Federal Motor Vehicle Safety Standards (FMVSS) certification requirements based on which we have determined the feasibility of our x-by-wire system to meet the requirements of FMVSS certification.

We are implementing a two phase production plan. Phase I of our production plan, which is expected to run through the third quarter of 2024, is focused on pilot production of vehicles from our UK integration center. In July 2023, we initiated a $15 million production tooling program. We are targeting the delivery of our first pilot vehicles at the end of this year, subject to certification and are taking a measured approach to allow time for customer feedback, stabilizing production processes and, most importantly, optimizing our bill of material and production costs. We believe this deliberate approach will reduce risks associated with premature production ramp up and the resulting extensive costs, allowing us to incorporate feedback from early customers and ensure the quality and safety of our vehicles. Phase II is currently planned to commence in the fourth quarter of 2024 which is expected to result in a total production plan of up to 300 vehicles during 2024 ramping up to low thousands of vehicles in 2025 and mid thousands of vehicles in 2026.

As part of our disciplined and risk-averse approach, we plan to enter into an agreement with a US contract manufacturer which we believe will enable us to bring vehicles with numbers in the mid thousands to market without the need for heavy capital expenditure investment by allowing us to concentrate on our current Capex-light REEcornerTM Integration Centers and shifting full vehicle assembly to the contract manufacturer as part of our strategy.

Key Components of Statement of Operations

Revenue

We are in the early stages of commercialization and currently have no significant revenues. We expect that the significant majority of our revenue will be derived from direct sales to OEMs, dealers, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem.

Cost of Sales

We are in the early stages of commercialization and currently have no significant cost of sales. We expect that the significant majority of our cost of sales will include vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities.

Research and Development Expenses, Net

Research and development expenses consist of costs associated with the employment of our engineering staff, including share based compensation, third-party engineering consultants, development projects such as corners programs and component programs and program consumables, costs associated with our properties, and depreciation of our fixed assets. We expect research and development expenses to increase as we continue to develop our products, components, technology and software.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of costs associated with employment of our non-engineering staff, including share based compensation, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs associated with our properties, and depreciation of our fixed assets. We expect selling, general and administrative expenses to increase as our overall activity levels increase due to the construction and operation of facilities and costs associated with being a public company.

Finance Income, Net

Finance income, net consists primarily of interest income and foreign exchange gains or losses offset by bank fees. Foreign currency exchange gains or losses related to changes in the value of our non-U.S. denominated financial assets, primarily cash and cash equivalents. As of June 30, 2023, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Results of Operations

Comparison of Three Months Ended June 30, 2023 and 2022

The following table sets forth our historical operating results for the periods indicated:

	Three Months Ended June 30,
	2023	2022
	USD in thousands
Revenues	943	—
Cost of sales	943	9
Gross loss	—	(9)
Operating expenses:
Research and development expenses, net	19,337	18,080
Selling, general and administrative expenses	8,087	11,330
Total operating expenses	27,424	29,410
Operating loss	(27,424)	(29,419)
Income from warrants remeasurement	—	2,417
Financial income, net	1,076	2,373
Net loss before income tax	$(26,348)	$(24,629)
Income tax expense (income)	(137)	619
Net loss	$(26,211)	$(25,248)

Revenue

We recorded revenue of $0.9 million for the three months ended June 30, 2023 and no revenue for the three months ended June 30, 2022. As previously noted, we are in the early stages of commercialization and currently have no significant revenues. In April 2021, we entered into a strategic development agreement with a customer, pursuant to which we agreed to develop and supply our platform prototypes. In 2021, revenue in the amount of $0.9 million related to the agreement was deferred. For the three months ended June 30, 2023, we recorded revenue in the amount of $0.9 million upon the termination of the agreement with the customer.

Cost of Sales

Cost of sales increased by $0.9 million, from an immaterial amount for the three months ended June 30, 2022 to $0.9 million for the three months ended June 30, 2023. The increase was due to expensing of deferred expenses related to the strategic development agreement with a customer which was terminated as described above.

Research and Development Expenses, Net

Research and development expenses, net increased by $1.2 million, from $18.1 million for the three months ended June 30, 2022 to $19.3 million for the three months ended June 30, 2023. The increase was primarily due to a decrease in grants received from the UK government, higher expenses related to R&D for the P7 platform and an increase in lease and related expenses in respect of our facility in Austin, Texas. These increases were partially offset by a decrease in share based compensation expense of $1.1 million, from $3.4 million for the three months ended June 30, 2022 to $2.25 million for the three months ended June 30, 2023, as well as a decrease in salaries and related expenses related to a decrease in R&D employee headcount. Excluding share-based compensation, R&D expenses increased by $2.4 million, or 16%, from $14.7 million for the three months ended June 30, 2022 to $17.1 million for the three months ended June 30, 2023.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $3.2 million, from $11.3 million for the three months ended June 30, 2022 to $8.1 million for the three months ended June 30, 2023. The decrease was primarily due to a decrease in share based compensation expense of $0.9 million, from $2.9 million for the three months ended June 30, 2022 to $2.0 million for the three months ended June 30, 2023, as well as a decrease in director and officers insurance expenses and in professional fees. Excluding share-based compensation, selling, general and administrative expenses decreased by $2.3 million, or 27%, from $8.4 million for the three months ended June 30, 2022 to $6.1 million for the three months ended June 30, 2023.

Income from Warrants Remeasurement

We had no income or loss from the remeasurement of the value of warrants for the three months ended
June 30, 2023 following the registered exchange offer of our outstanding warrants that we completed in September 2022 and the subsequent removal of the warrants from listing. We recognized income of $2.4 million from the remeasurement of the value of warrants for the three months ended June 30, 2022. The income from warrants remeasurement is from the change in fair value prior to the settlement of the warrant liability recognized in our statement of comprehensive loss.

Financial Income, Net

Financial income, net was $1.1 million for the three months ended June 30, 2023 compared to financial income, net of $2.4 million for the three months ended June 30, 2022. The decrease in financial income, net was primarily due to decrease in foreign currency gains, partially offset by an increase in income from short term investments.

Income tax expense

Income tax expense decreased by $0.7 million from $0.6 million for the three months ended June 30, 2022 to income tax income of $0.1 million for the three months ended June 30, 2023. This decrease was primarily due to the recognition of an uncertain tax position for the three months ended June 30, 2022.

Comparison of Six Months Ended June 30, 2023 and 2022

The following table sets forth our historical operating results for the periods indicated:

	Six Months Ended June 30,
	2023	2022
	USD in thousands
Revenues	943	—
Cost of sales	943	547
Gross loss	—	(547)
Operating expenses:
Research and development expenses, net	38,211	38,923
Selling, general and administrative expenses	18,930	26,618
Total operating expenses	57,141	65,541
Operating loss	(57,141)	(66,088)
Income from warrants remeasurement	—	17,747
Financial income, net	2,137	2,845
Net loss before income tax	$(55,004)	$(45,496)
Income tax expense (income)	(171)	1,213
Net loss	$(54,833)	$(46,709)

Revenue

We recorded revenue of $0.9 million for the six months ended June 30, 2023 and no revenue for the six months ended June 30, 2022. As previously noted, we are in the early stages of commercialization and currently have no significant revenues. In April 2021, we entered into a strategic development agreement with a customer, pursuant to which we agreed to develop and supply our platform prototypes. In 2021, revenue in the amount of $0.9 million related to the agreement was deferred. For the six months ended June 30, 2023, we recorded revenue in the amount of $0.9 million upon the termination of the agreement with the customer.

Cost of Sales

Cost of sales increased by $0.4 million, from $0.5 million for the six months ended June 30, 2022 to $0.9 million for the six months ended June 30, 2023. The increase was due to expensing of deferred expenses related to the strategic development agreement with a customer which was terminated as described above, partially offset by the expenses incurred for the work with the above mentioned strategic partner during for the six months ended June 30, 2022.

Research and Development Expenses, Net

Research and development expenses, net, decreased by $0.7 million, from $38.9 million for the six months ended June 30, 2022 to $38.2 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease in share based compensation expense of $1.8 million, from $6.6 million for the six months ended June 30, 2022 to $4.8 million for the six months ended June 30, 2023, as well as a decrease in salaries and related expenses related to a decrease in R&D employee headcount and costs incurred in the first half of 2022 related to opening of our UK Engineering Center. The decrease was partially offset by a decrease in grants received from the UK government. Excluding share-based compensation, R&D expenses increased by $1.1 million, or 3% from $32.3 million for the six months ended June 30, 2022 to $33.4 million for the six months ended June 30, 2023.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $7.7 million, from $26.6 million for the six months ended June 30, 2022 to $18.9 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease in share based compensation expense of $4.0 million from $8.1 million for the six months ended June 30, 2022 to $4.1 million for the six months ended June 30, 2023, as well as lower marketing expenses, a decrease in director and officers insurance expenses and lower salaries and related expenses due to reduction of our non-R&D employee headcount. Excluding share-based compensation, selling, general and administrative expenses decreased by $3.6 million, or 20%, from $18.5 million for the six months ended June 30, 2022 to $14.9 million for the six months ended June 30, 2023.

Income from Warrants Remeasurement

We had no income or loss from the remeasurement of the value of warrants for the six months ended
June 30, 2023, following the registered exchange offer of our outstanding warrants that we completed in September 2022 and the subsequent removal of the warrants from listing.We recognized income of $17.7 million from the remeasurement of the value of warrants for the six months ended June 30, 2022. The income from warrants remeasurement is from the change in fair value prior to the settlement of the warrant liability recognized in our statement of comprehensive loss.

Financial Income, Net

Financial income, net was $2.1 million for the six months ended June 30, 2023 compared to financial income, net of $2.8 million for the six months ended June 30, 2022. The decrease in financial income, net was primarily due to lower foreign currency gains, partially offset by an increase in income from short term investments.

Income tax expense (income)

Income tax expense decreased by $1.4 million, from $1.2 million for the six months ended June 30, 2022 to income tax income of $0.2 million for the six months ended June 30, 2023. This decrease was primarily due to the recognition of an uncertain tax position for the six months ended June 30, 2022.

Liquidity, Capital Resources and Financial Condition

As of the date of this Report, we have yet to generate significant revenues from our principal business operations and has generated minimal revenues and we do not expect to generate significant revenues from the sale of our products in the upcoming quarters. Since inception, we have incurred losses and generated negative cash flows from operations and have funded our operations, capital expenditure and working capital requirements through capital contributions, private placements and public offerings of our equity securities, investments from certain strategic partners, and from the consummation of a merger by and among REE, Spark Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of REE, or the Merger Sub, and 10X Capital Venture Acquisition Corp, a Delaware corporation or 10X, whereby Merger Sub merged with and into 10X, with 10X surviving as a wholly-owned subsidiary of REE, and with the securityholders of 10X becoming securityholders of REE, or the Merger.

We expect our capital expenditures and working capital requirements to continue in the near future, as we seek to produce our products, develop our customer support and marketing infrastructure and continue our R&D efforts. As of June 30, 2023, our cash and cash equivalents were $37.5 million and our short term investments were $67.5 million. We expect that our existing cash and cash equivalents and short term investments will be sufficient to achieve initial production of our P7 platform and continue to advance other commercial activities. However, additional funding will be required for a variety of reasons, including, but not limited to, the ramping up phase of our production plan and any delays in the anticipated schedule to complete the design, certification or delivery of our products. In addition, our budget projections may be subject to cost overruns for reasons outside of our control and we may experience slower sales growth than anticipated, which would pose a risk to us achieving cash flow positivity. We have approved a plan, to improve our available cash balances, liquidity and cash flows generated from operations. The above mentioned alleviates the substantial doubt about our ability to continue as a going concern for at least twelve months from the date of this Report on Form 6-K.

There can be no assurance that any financing would be available to us on favorable terms or at all. If the financing is not available, or if the terms of the financing are less desirable than we expect, we may be forced to decrease our level of investment in production, product development, renegotiate development agreements with collaboration partners or scale back our operations, which could have a material adverse impact on our business and financial prospects. Additionally, any funds raised through the issuance of equity or equity-linked securities may result in the issuance of securities that have rights, preferences or privileges senior to those of our Class A Ordinary Shares or the dilution of our existing shareholders.

On August 16, 2022, we entered into the ATM Sales Agreement, or the BofA ATM Sales Agreement, with BofA Securities, Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of the date of this report, we have not sold any of our Class A Ordinary Shares under the BofA ATM Sales Agreement. In addition, on July 14, 2023, we entered into an at-the-market offering agreement, or the Wainwright ATM Sales Agreement, with H.C. Wainwright & Co., LLC, or Wainwright, pursuant to which we may offer and sell, at our option, up to $35.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which Wainwright acts as sales agent. As of the date of this report, we have sold 2,277,355 Class A Ordinary Shares under the Wainwright ATM Sales Agreement for total gross proceeds of approximately $0.7 million.

In addition, in August 2023, we established a credit facility with a leading Israeli commercial bank in the amount of $15 million. Under the terms, the bank is committed to fund the credit facility until December 31, 2024 (under certain conditions, the bank has the right to terminate the credit facility on December 31, 2023). The credit facility bears a variable interest at the rate of Monthly Term SOFR (Secured Overnight Financing Rate) plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the credit facility, we are required to keep unsecured deposits in the aforementioned bank in the amount of $20.0 million. As of the date of this report, no amounts have been drawn under this credit facility.

As an early-stage growth company in the early commercialization stage, the net losses we have incurred since inception are consistent with our strategy and budget. We will continue to incur net losses in accordance with our operating plan as we continue to expand our operations to meet anticipated demand.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
	USD in thousands
Net cash provided by (used in):
Operating activities	(46,455)	(68,735)
Investing activities	26,909	(112,135)
Financing activities	119	2,108
Net change in cash and cash equivalents and restricted cash	(19,427)	(178,762)

Cash Flows from Operating Activities

Our cash flows used in operating activities to date have primarily resulted from costs related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. We expect to continue incurring expenses on operating activities until we begin to generate sufficient cash flows from our business.

During the six months ended June 30, 2023, cash used in operating activities was $46.5 million. The primary factors affecting operating cash flows during this period were a net loss of $54.8 million and a decrease in deferred revenue of $0.9 million following the revenue recognition with a customer (as described above in the revenue section), offset by share-based compensation expenses of $8.9 million and depreciation expenses of $1.1 million.

During the six months ended June 30, 2022, cash used in operating activities was $68.7 million. The primary factors affecting operating cash flows during this period were a net loss of $46.7 million, changes in operating working capital and operating lease right of use asset and liability, net of $19.4 million and income from warrant valuation of $17.7 million, offset by share based compensation expenses of $14.8 million.

Cash Flows from Investing Activities

Our cash flows used in investing activities to date have been primarily comprised of investments and maturities of short term investments and cash outflows for tangible fixed assets (plant and equipment).

Net cash provided by investing activities for the six months ended June 30, 2023 was $26.9 million, which was due to maturity of short-term investments of $96.5 million, which was partially offset by investments of $66.9 million in short-term investments as well as $2.7 million cash outflows for fixed assets (plant and equipment).

Net cash used in investing activities was $112.1 million for the six months ended June 30, 2022, which was due to investment of $109.6 million in short-term investments as well as $2.6 million cash outflows for fixed assets (plant and equipment).

Cash Flows from Financing Activities

Net cash provided by financing activities was $0.1 million for the six months ended June 30, 2023, which was due to proceeds from exercise of options.

Net cash provided by financing activities was $2.1 million for the six months ended June 30, 2022, which was due to proceeds from exercise of options.

Debt

Except with respect to the credit facility described above, we have no third-party debt although we may determine, based on changes in our expected cash flow needs or because we deem it beneficial, to incur debt in the future.